FORM 6-K




SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002 – Enerplus Resources Fund – 2002 ***First Quarterly Interim Report for the period ended March 31, 2002.***

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date May 22, 2002 By.. CHRISTINA MEEUWSEN
(Signature)* CORPORATE SECRETARY

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.





FIRST QUARTER THREE MONTHS ENDED MARCH 31, 2002

COMBINED FINANCIAL AND OPERATING RESULTS

For the three months ended March 31,	2002	2001[1]
OPERATING		
Average Daily Volumes:		
Crude oil (bbls/day)	**22,966**	26,179
NGLs (bbls/day)	**4,374**	4,477
Natural gas (Mcf/day)	**211,713**	210,128
Total (BOE/day) (6:1)	**62,626**	65,677
% natural gas	**56%**	53%
Reserve Life Index [3]	**14.0**	13.7

	CDN$		US$[2]	
For the three months ended March 31,	**2002**	2001[1]	**2002**	2001[1]
Average Selling Price Pre-Hedging				
Crude oil (per bbl)	**$ 28.29**	$ 33.65	**$ 17.74**	$ 22.03
NGLs (per bbl)	**18.15**	44.66	**11.38**	29.23
Natural gas (per Mcf)	**3.04**	8.56	**1.91**	5.60
Currency exchange rate (CDN$ to US$)	**$ 0.6272**	$ 0.6546	**$ 0.6272**	$ 0.6546
FINANCIAL (combined basis, unaudited) ($000)				
Oil and gas sales before hedging	**$123,423**	$ 259,210	**$ 77,411**	$ 169,678
Proceeds (cost) of hedging	**81**	(2,940)	**51**	(1,925)
Royalties	**26,474**	63,374	**16,604**	41,484
Operating costs	**30,312**	31,705	**19,012**	20,754
Operating netback	**66,718**	161,191	**41,846**	105,515
General and administrative	**3,365**	2,942	**2,111**	1,925
Management fees	**1,696**	4,145	**1,063**	2,713
Interest expense, net	**3,196**	5,829	**2,005**	3,816
Capital taxes	**1,178**	1,478	**739**	967
Restoration and abandonment cash costs	**1,121**	927	**703**	607
Funds flow from operations	**56,162**	145,870	**35,225**	95,487
Cash withheld for debt reduction	**$ 11,590**	$ 25,581	**$ 7,269**	$ 16,745

[1] The 2001 operating and financial information reflects the combined results of Enerplus and EnerMark as if the Merger had been effective January 1, 2001. Combined information provides a historical perspective of the capabilities of the combined entity. This information is also relevant as both Enerplus Resources Fund and EnerMark Income Fund have been managed by the same management group since inception. This information is unaudited and does not conform to Canadian Generally Accepted Accounting Principles. [2]All $US amounts shown in the table above were converted using the Canadian to U.S. dollar exchange rate for the applicable periods as indicated within the table.
[3] Calculated at December 31 of prior year.

Message to Unitholders

HIGHLIGHTS:

- Daily production volumes were on target, averaging 62,626 BOE/day
- Enerplus concluded the acquisition of additional working interests in its Medicine Hat Glauc. "C"operated property for $20.5 million
- Capital expenditures totalled $31 million during the first quarter with significant facility development projects undertaken and 13 net wells drilled with a 99% success rate
- Cash distributions to Unitholders totalled $0.68 per unit during the quarter, with an additional $0.17 per unit used to retire bank debt

Enerplus Resources Fund posted strong operational results for the first quarter ending March 31, 2002, despite significantly lower commodity prices in both crude oil and natural gas compared to first quarter 2001 which resulted in reduced cash flows. The Fund has continued with its low risk, capital program with activities focused on the largest crude oil property, Joarcam, and several shallow natural gas properties during the first quarter. These activities, combined with the successful development activities of 2001, resulted in average daily production volumes of 62,626 barrels of oil equivalent (BOE) per day during the quarter, approximately 2% ahead of the 61,411 BOE/day produced during the 4th quarter of 2001. Operating costs and general and administrative expenses were also in line with the outlook for 2002 and below those incurred during the 4th quarter of 2001. The recent strengthening in commodity prices has allowed the Fund to expand on its commodity price risk management program, providing further protection to the Fund's revenues against downside price movements and ensuring greater stability in the Fund's cash distributions. Enerplus will continue to focus its efforts on acquisition opportunities in areas where the Fund currently has an interest, as well as in new regions which will provide growth potential for the future.



Gordon J. Kerr
President & Chief Executive Officer

2002 CASH DISTRIBUTIONS PER UNIT

Production Month	Payment Month	CDN$	US$
January	March	$ 0.20	$ 0.13
February	April	0.20	0.13
March	May	0.28	0.18*

*Using an estimated Canadian/US dollar exchange rate of 1.57

UNIT TRADING SUMMARY

3 months ended March 31, 2002	Toronto Stock Exchange ERF.un - (CDN$)	New York Stock Exchange ERF - (US$)
High	$ 26.35	$ 16.55
Low	$ 22.85	$ 14.30
Close	$ 26.20	$ 16.43
Volume	7,667,677	3,777,000

DEVELOPMENT ACTIVITIES

In 2002, Enerplus is following up on the very active and successful 2001 capital expenditures program which saw $158 million spent on the drilling of 349 net development wells with a 99% success ratio, and key infrastructure enhancements. The 2002 capital expenditures program is budgeted to invest approximately $130 million in further development drilling, reservoir stimulation and facility upgrades. As with the 2001 program, this year's program is focused on drilling a number of shallow natural gas wells in the Medicine Hat area of Southwest Alberta and Southeast Saskatchewan, as well as the drilling of light oil wells in central and East Central Alberta.

During the first quarter, Enerplus' capital expenditures totalled $31 million and were focused at Joarcam, the Fund's largest light oil property, as well as the Valhalla and Bantry shallow natural gas areas. The Fund participated in the drilling of 24 gross wells (13.0 net) with a drilling success rate of 99%.

2002 FIRST QUARTER DRILLING ACTIVITY

	Crude Oil Wells		Natural Gas Wells		Dry & Abandoned Wells		Total Wells	
Drilling Activity	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	17	11.9	4	0.7	1	0.1	22	12.7
Saskatchewan	2	0.3	-	-	-	-	2	0.3
British Columbia	-	-	-	-	-	-	-	-
Total	**19**	**12.2**	**4**	**0.7**	**1**	**0.1**	**24**	**13.0**

Success Rate: 99%

JOARCAM, ALBERTA, (OPERATED, WI 80%)

The Joarcam area, located southeast of Edmonton, is the Fund's largest producing crude oil property. The field produced an average of 3,160 BOE per day in the first quarter of 2002 which was comprised of 2,067 bbls/day of light crude oil and natural gas liquids and 6.55 million cubic feet of natural gas per day.

An extensive review was undertaken on the area as a follow-up to the successful six-well infill drilling program conducted in 2001. This review identified additional oil development potential at the north end of the Viking zone bar complex. Conclusions from the study and the 2001 drilling program indicated that additional oil wells could be drilled in the existing pool as the oil had moved up-dip in the reservoir due to the pressure maintenance schemes in the southern part of the pool.

The Fund plans to spend approximately $21 million in 2002, which will consist of drilling 18 infill Viking oil wells, five Belly River gas wells and the upgrading of infrastructure to handle the anticipated increase in production. In the first quarter of 2002, 11 of the 18 infill oil wells were successfully drilled and completed, with the facilities expansion well underway, and the increased production from this development drilling is expected to come on-stream late in the second quarter once the facility work is completed. The remaining drilling will be undertaken in the latter half of the year with total incremental production from this development activity expected to be 1,700 BOE/day net to the Fund.

MEDICINE HAT/BANTRY, ALBERTA, (OPERATED, WI 92%)

In the Bantry shallow gas field in Southern Alberta, 38 infill wells that had been drilled in late 2001, were tied-in and brought on-stream in March 2002. Current area production has been increased to 16.3 MMcf/day, net to the Fund, as a result of these wells, up from production rates of 12.1 MMcf/day at the beginning of the quarter. Further plans for 2002 include drilling 30 additional infill wells in the fourth quarter to further develop the pool on 80-acre spacing. Enerplus will also initiate a refracture stimulation program on 12 existing wells in the second quarter.

VALHALLA, ALBERTA, (OPERATED, WI 75%)

The Valhalla area, located in northwest Alberta, produced an average of 2,174 BOE/day in the first quarter of 2002. This was comprised of 759 bbls/day of crude oil and natural gas liquids and 8.5 MMcf/day of natural gas.

As a result of a successful Halfway oil well drilled by the Fund in 2001, an infill drilling program is being conducted in 2002. Two successful Halfway oil wells were drilled, completed and tied-in late in the first quarter of 2002. Both wells have recently commenced production through existing owned and operated facilities and are producing 185 BOE/day net to the Fund. The production from these new wells will be closely monitored over the next few months to determine whether additional wells may be drilled to optimize recovery from the pool.

GLENEATH UNIT, SASKATCHEWAN, (OPERATED, WI 81%)

At Gleneath, in Western Saskatchewan, Enerplus continued with the production enhancement program initiated in 2001. A total of 25 existing Viking wells were refracture stimulated in the first quarter of 2002. Unit production has been increased from an average of 812 BOE/day in the first quarter of 2002 to approximately 995 BOE/day in April 2002 as a result of this optimization program. Enerplus plans to refracture 24 additional wells in the second and third quarters of 2002 and will continue with its ongoing development program that includes the drilling of 10 additional infill wells later in the year.

GLACIER, ALBERTA, (OPERATED, WI 33%)

The Fund reviewed two shut-in gas wells in the Glacier area of northwest Alberta to determine the viability of placing them on production. Both wells were successfully completed, tested and tied-in late in the first quarter. The wells are currently on production and producing approximately 85 BOE/day net to the Fund.

ACQUISITIONS

During the first quarter of 2002, Enerplus invested approximately $20.5 million to increase its ownership in the Medicine Hat Glauc. "C" crude oil property. Upon acquiring this initial property interest in 1998, the Fund took over operatorship and commenced the implementation of a waterflood program to increase the potential oil recovery from this pool (approximately 12 - 16 million barrels of anticipated recovery). Unitization and facility construction was completed in 2001 and the waterflood is now underway. This acquisition has added established reserves of 4.9 million barrels of liquids and 2.0 billion cubic feet of natural gas, as well as daily production volumes of 600 BOE comprised of 500 barrels of liquids and 600 mcf of natural gas. Production is expected to increase as the waterflood develops. The Fund now owns a working interest of 72% in this property that has an established reserve life index of over 17.5 years.

MARKETING

NATURAL GAS


AECO 30 Day Spot Price (CDN$)
($/Mcf)
14
12
10
8
6
4
2
0
2000
2001
2002

The AECO natural gas price for the first quarter of 2002 remained weak in response to mild winter temperatures and high storage levels. The Monthly AECO Index price averaged $3.34/Mcf down $7.57 from the peak prices experienced in the first quarter of 2001. January and February natural gas prices were actually the lowest they have been since the first quarter of 2000. As we enter the second quarter of 2002, natural gas prices have improved in response to evidence of increased economic demand and supply constraints caused by reduced drilling and a lack of production replacement in the U.S.

The Fund's balanced portfolio of 39% aggregator, 18% long term and downstream contracts and 43% spot market sales ensures that it is well positioned to take advantage of the upside potential in the volatile natural gas market while its commodity price risk management program is designed to provide downside price protection.

CRUDE OIL


WTI Crude Oil Price (US$)
($/bbl)
40
35
30
25
20
15
2000
2001
2002

At the outset of 2002, world oil prices experienced downward pressure as a result of weak world economic demand and uncertainty surrounding both OPEC and non-OPEC's posturing for marketshare. March prices increased moderately in response to heating demand and positive indications of quota adherence from OPEC countries. For the first quarter of 2002, WTI averaged US$21.64 per barrel compared to US$28.73 per barrel for the same period in 2001. However, with the recent escalation of the political tensions in the Middle East, the price of oil is carrying a "war premium" of approximately US$4 - 6 per barrel. Over time, the political tension in the Middle East may subside, returning the market to supply demand fundamentals. A recovery in global economic conditions and an increase in demand associated with developing nations combined with natural reservoir declines and a lack of exploration drilling success should serve to place upward pressure on prices over the longer term.

The weakness in the Canadian dollar against the U.S. dollar continues to benefit the Fund's crude oil revenues as the majority of Canada's crude oil is priced with reference to U.S. benchmarks.

In the low price environment of the first quarter of 2002, the heavy oil differential or "refining discount" narrowed to US$6 per barrel from US$13 per barrel experienced in the first quarter of 2001. This decrease in the differential of approximately US$7 per barrel has improved cash netbacks on approximately 12% of the Fund's crude oil production. The seasonal increase in the demand for heavy oil used in the production of asphalt is expected to help maintain a favourable differential in the near term.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results is to be read in conjunction with:

- the MD&A and Audited Consolidated Financial Statements as at, and for the years ended December 31, 2001 and 2000; and
- the Interim Unaudited Consolidated Financial Statements as at and for the three months ended March 31, 2002.

All amounts are stated in Canadian dollars unless otherwise specified. Natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 mcf:1 BOE. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deducting crown and freehold royalties, unless otherwise indicated.

2002 HIGHLIGHTS

- Enerplus Resources Fund experienced significantly lower prices for its natural gas and crude oil in the first quarter of 2002 when compared to the first quarter of 2001. Natural gas prices declined 65% and crude oil prices declined 15% during this time period.
- Funds flow generated by the Fund reflected this decline in commodity prices. The Fund generated funds flow of $56.2 million compared to $104.0 million in the first quarter of 2001.
- With respect to the first quarter of 2002, cash distributions to Unitholders totaled $0.68 per Trust Unit, and $0.17 per Trust Unit (or $11.6 million) was retained to reduce debt incurred with respect to development and acquisition spending.
- Enerplus purchased an incremental interest in the Medicine Hat Glauc. "C" Pool for $20.5 million in March, 2002.
- Enerplus continued with its active development program, investing $30.1 million in development drilling and facilities enhancements for the three months ended March 31, 2002. During the quarter, Enerplus drilled 24 gross wells (13 net wells) with a 99% success rate.

IMPORTANT INFORMATION REGARDING COMPARATIVE FINANCIAL STATEMENTS

On June 21, 2001, the respective Unitholders of the EnerMark Income Fund ("EnerMark") and the Enerplus Resources Fund ("Enerplus") overwhelmingly approved a merger combining the two funds. As the former Unitholders of EnerMark held approximately 69% of the outstanding Trust Units of the combined fund at the date of acquisition, the Merger has been accounted for using the reverse takeover form of the purchase method of accounting for business combinations. For accounting purposes, EnerMark acquired Enerplus effective June 21, 2001 and continues as Enerplus Resources Fund which has a 16-year history, market recognition and a listing on the New York Stock Exchange.

With the reverse takeover form of the purchase method of accounting, the unaudited consolidated financial statements presented herein include the accounts of EnerMark and Enerplus as at, and for the three months ended March 31, 2002, but the historical comparative financial information for the year 2001 presented in the interim unaudited consolidated financial statements is that of EnerMark only.

RESULTS OF OPERATIONS

Production

Daily production averaged 62,626 BOE per day during the three months ending March 31, 2002, representing a 32% increase over production volumes of 47,308 BOE per day for the same period in 2001. The increase is attributed primarily to the reverse takeover of Enerplus by EnerMark as the financial statements do not reflect the pre-acquisition Enerplus results for the three months ending March 31, 2001.

Enerplus' average production portfolio for the three months ended 2002 was weighted 56% natural gas, 37% crude oil, and 7% natural gas liquids.

Average production volumes for the three months ended March 31, 2002 and 2001 are outlined below:

Daily Production Volumes Three months ended March 31,	2002	2001*	% Change
Natural gas (mcf/day)	**211,713**	152,367	39%
Crude oil (bbl/day)	**22,966**	18,786	22%
Natural gas liquids (bbl/day)	**4,374**	3,127	40%
Total daily sales (BOE/day)	**62,626**	47,308	32%

*March 2001 production reflects only EnerMark's production due to the reverse takeover of Enerplus.

PRICING AND PRICE RISK MANAGEMENT

The average price that Enerplus received for its natural gas (before hedging) decreased 65% from $8.59/Mcf for the three months ending March 31, 2001 to $3.04/Mcf for the same period in 2002. In comparison, during this time period, the AECO Monthly Index decreased 69% from $10.91/Mcf in 2001 to $3.34/Mcf in 2002 and the NYMEX index price decreased 67% from US$7.27/Mcf in 2001 to US$2.38/Mcf in 2002.

The average price that Enerplus received for its crude oil (before hedging) decreased 15% from CDN$33.22/bbl for first quarter of 2001 to CDN$28.29/bbl in the same quarter in 2002. Although the pricing of benchmark West Texas Intermediate ("WTI") crude oil decreased 25%, Enerplus benefited from the narrower price differentials on heavier blends of crude oil during the quarter. For example, the LLB Heavy crude oil price differential reduced from US$13.01/bbl in the first quarter of 2001 to US$5.72/bbl in the first quarter of 2002.

The realized prices for natural gas liquids ("NGLs") decreased 61% from the first quarter of 2001 to average $18.15/bbl for the first quarter in 2002, reflecting the influence of lower natural gas prices on Enerplus' realized ethane prices.

Average Selling Price (CDN$) before the effects of hedging Three months ended March 31,	2002	2001	% Change
Natural gas (per Mcf)	**$ 3.04**	$ 8.59	(65)%
Crude oil (per bbl)	**$ 28.29**	$ 33.22	(15)%
Natural gas liquids (per bbl)	**$ 18.15**	$ 46.61	(61)%
Total daily sales (per BOE)	**$ 21.90**	$ 43.93	(50)%

Benchmark Pricing Three months ended March 31,	2002	2001	% Change
AECO (30 day) natural gas (per Mcf)	**$ 3.34**	$ 10.91	(69)%
NYMEX (L3D) natural gas (US$ per Mcf)	$ 2.38	$ 7.27	(67)%
WTI crude oil (US$ per bbl)	**$ 21.64**	$ 28.73	(25)%
CDN$/US$ exchange rate	**$0.6272**	$0.6546	(4)%

Enerplus has an on-going commodity price risk management program that is designed to provide price protection in the event of adverse commodity price movements, while retaining significant exposure to upside price movements. The program is intended to provide a measure of stability to the Fund's cash distributions as well as ensure Enerplus realizes positive economic returns from its capital development and acquisition activities.

Enerplus' commodity risk management position as at March 31, 2002 is described in Note 4 to the financial statements. For the three months ended March 31, 2002, Enerplus realized a gain of $0.1 million as a result of its price risk management program. As a result of the improvement in the markets for natural gas and crude oil at the end of the first quarter, the mark-to-market value of Enerplus' forward commodity price contracts at March 31, 2002 represented an unrealized loss of $14.3 million for natural gas and an unrealized loss of $5.7 million for crude oil.

Since the first quarter, Enerplus has continued to manage its commodity price exposure in a similar manner, and a list of all financial and physical price management transactions was recently detailed in a press release dated April 12, 2002.

REVENUES

Crude oil and natural gas revenues, including hedging gains, were $123.5 million for the three months ended March 31, 2002, which was 33% lower than the $184.1 million reported for the same period in 2001. This decrease was due primarily to the reduction in natural gas and crude oil prices for the first quarter of 2002 offset with higher production volumes due to the reverse takeover of Enerplus on June 21, 2001.

Analysis of Sales Revenues ($millions)	Crude Oil Revenues	NGL Revenues	Natural Gas Revenues	Total Revenues
2001 - 1st Quarter Revenues	$56.2	$13.1	$114.8	$184.1
Price variance	(10.2)	(11.2)	(105.8)	(127.2)
Volume variance	12.5	5.2	45.9	63.6
Hedging cost variance	(0.2)	-	3.2	3.0
2002 - 1st Quarter Revenues	$58.3	$7.1	$58.1	$123.5

ROYALTIES

Royalties decreased by $21.0 million to $26.5 million for the three months ended March 31, 2002 as a consequence of the decrease in production revenue. The royalty rate before hedging for the three months ended March 31, 2001 decreased to 21% from 25% for the same period in 2001 due primarily to lower commodity reference prices used for royalty calculations.

OPERATING EXPENSES

Operating expenses increased to $30.3 million for the three months ended March 31, 2002 from $22.2 million for the same period in 2001, due mainly to the higher production volumes associated with the reverse takeover of Enerplus. This represents a cost of $5.38/BOE for the three months ended March 31, 2002 compared to $5.22/BOE for the same period in 2001, a 3% increase year over year. The acquisition of properties with relatively higher operating costs than the pre-existing property portfolio added to Enerplus' operating cost per BOE.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $3.4 million for the three months ended March 31, 2002 compared to $2.1 million for the same period in 2001. The increase reflects the combination of Enerplus and EnerMark. General and administrative costs per BOE of production increased to $0.60/BOE for the three months ended March 31, 2002 compared to $0.50/BOE for the same period in 2001. In accordance with the full cost method of accounting, Enerplus capitalized $2.1 million of G&A costs for the three months ended March 31, 2002 compared to $1.3 million capitalized for the same period in 2001. The majority of these capitalized costs represent compensation costs for staff involved in development drilling and acquisition activities.

MANAGEMENT FEES

Base management fees decreased from $2.5 million ($0.59/BOE) in the first quarter of 2001 to $1.7 million ($0.30/BOE) for the first quarter of 2002 as a result of lower operating income. No performance fees were accrued in the first quarter of 2002 as the performance of the Fund during the three months ended March 31, 2002 did not support a performance fee. The performance fee, which can range from 0% to 4% of the Fund's operating income, is measured on an annual basis with reference to the total return of the Fund and its relative performance compared to other senior oil and gas trusts during the year. Performance fees may be accrued throughout the remainder of the year if the fee is supported by the Fund's total return and relative performance.

INTEREST EXPENSE

Interest expense for the three months ended March 31, 2002 was $3.3 million, a decrease of 24% from $4.3 million in 2001 due to a 47% reduction in interest rates offset by higher outstanding bank debt incurred in connection with the acquisition and development activities. Bank debt increased to $443.8 million at March 31, 2002 from $412.6 million on December 31, 2001.

During the first quarter of 2002, Enerplus entered into an interest rate swap that fixed the rate on a notional $25 million in debt for a three year term from January 18, 2002 to January 18, 2005 at a rate of 3.89% per annum before banking fees. This interest rate swap had a positive mark-to-market value of $0.6 million at March 31, 2002.

DEPLETION AND CEILING TEST

Depletion, depreciation and amortization increased to $54.4 million for the three months ended March 31, 2002 from $40.1 million for the same period in 2001. The rate of depletion, depreciation and site restoration has increased to $9.66/BOE for the three months ended March 31, 2002 from $9.41/BOE for the same period in 2001, a 3% increase. The increase is the result of the additional capital costs attributed to the reverse takeover of Enerplus. There was a surplus in the ceiling test as at March 31, 2002.

TAXES

For the three months ended March 31, 2002, a future income tax recovery of $6.5 million was recorded in income. Under Canadian generally accepted accounting principles, the Fund does not recognize any future income taxes, as all taxable income is distributed to Unitholders in the form of taxable distributions. However, the Fund's operating companies are required to account for future income taxes. Future income taxes arise because of the difference between the accounting and tax bases of the operating companies' assets and liabilities.

NETBACKS

Netbacks per BOE of Production (6:1) Three months ended March 31,	2002	2001
Oil and gas sales	$ 21.91	$ 43.24
Royalties	(4.70)	(11.15)
Operating expenses	(5.38)	(5.22)
Operating netback per BOE	11.83	26.87
General and administrative expenses	(0.60)	(0.50)
Management fees	(0.30)	(0.59)
Interest expense	(0.56)	(0.99)
Capital taxes and other	(0.20)	(0.29)
Total cash netback per BOE	$ 10.17	$ 24.50

NET INCOME AND FUNDS FLOW FROM OPERATIONS

Net income for the three months ended March 31, 2002 was $9.4 million or $0.13 per Trust Unit, down 84% from $59.7 million or $1.42 per Trust Unit for the same period in 2001. After adding back non-cash expenses such as depletion, depreciation, amortization, future income tax provision (recovery) and deducting site restoration and abandonment costs incurred, the resultant Funds Flow from Operations was $56.2 million for the quarter ended March 31, 2002 or $0.81 per Trust Unit compared to $104.0 million or $2.47 per Trust Unit for the same period in 2001.

During the first quarter of 2002, Enerplus distributed $47.4 million, or $0.68 per Trust Unit to Unitholders and withheld $11.6 million or $0.17 per Trust Unit for debt reduction .

The following table reconciles Enerplus' "Funds Flow from Operations" as per the Statement of Cash Flows with the cash available for distribution to Unitholders.

Reconciliation of Cash Available for Distribution For the three months ended March 31, ($millions except per Unit amounts)	2002	2001
Funds flow from operations	$ 56.2	$ 104.0
Cash withheld for debt reduction	(11.6)	(18.0)
Accruals*	2.8	-
Cash available for distribution	$ 47.4	$ 86.0
Cash available for distribution per Trust Unit	$ 0.68	$ 2.02

* According to the Royalty Agreement with Enerplus Resources Corporation, the royalty paid to the Fund must be on a cash basis. As a consequence, the change in accrued net revenues for the period is added back to funds flow from operations for purposes of this reconciliation.

Cash available for distribution per Trust Unit of $0.68 for the three months ended March 31, 2002 represents what an Enerplus Unitholder would have received for the production for the first quarter of 2002 (which was paid to Unitholders from March 20, 2002 to May 20, 2002). Cash available for distribution of $2.02 per Trust Unit for the same period in 2001 represents what an EnerMark Unitholder would have received after converting 1 EnerMark Unit for 0.173 Enerplus Unit pursuant to the terms of the Merger.

Management monitors the Fund's distribution payout policy with respect to forecast cash flows, debt levels, and spending plans. Management is prepared to adjust the payout levels in an effort to balance the investor's desire for distributions with the Fund's requirement to maintain a prudent capital structure.

CAPITAL EXPENDITURES

During the three months ended March 31, 2002, Enerplus incurred $52.0 million (2001- $14.9 million) on capital expenditures net of acquisitions and divestitures.

For the three months ended March 31, ($millions)	2002	2001
Development drilling and recompletions	$ 18.3	$ 8.5
Plant and facilities	10.6	14.0
Land and seismic	1.2	1.1
Office	0.9	0.3
Total capital spending	31.0	23.9
Acquisitions of oil and gas properties	21.2	0.4
Dispositions of non-core oil and gas properties	(0.2)	(9.4)
Net capital expenditures	$ 52.0	$ 14.9

The following table outlines the development spending by major property:

For the three months ended March 31, ($millions)	2002				2001
	Drilling	Facilities	Other	Total	Total
Joarcam	$ 3.9	$2.7	$	$6.6	$2.6
Bantry	1.1	1.3		2.4	1.0
Valhalla	1.5	0.5		2.0	0.3
Verger	1.0	0.2		1.2	-
Butte	0.8	0.4		1.2	-
Kaybob	0.6	0.3		0.9	0.6
Komie	-	0.7		0.7	-
Gleneath	0.6	-		0.6	-
Hanna/Garden Plains	-	-		-	6.1
Other	8.8	4.5	2.1	15.4	13.3
Total	$18.3	$10.6	$2.1	$31.0	$23.9

The Fund pursued numerous acquisition opportunities during the first quarter, and successfully closed a $20.5 million acquisition of an additional 27.88% working interest in the Medicine Hat Glauc. "C" pool together with a 50% working interest in other non-unit production adjacent to the unit. The acquisition closed in early March, and it adds 3.58 MMbbl and 1.7 Bcf of proved oil and natural gas reserves with additional probable reserves of 2.56 MMbbl of crude oil and 700 MMcf of natural gas. Initial production from the acquisition will be 500 bbl/day of oil and 600 Mcf/d of natural gas; however, production is expected to increase over the next three years due to waterflood response. The established reserve life index for this property is currently 17.5 years.

The current acquisition market continues to be challenging in view of the prices being paid for properties. Enerplus will continue to focus on acquisition opportunities, while continuing with the development of existing reserves. Enerplus has an extensive assortment of development prospects that provide attractive potential economic returns to Unitholders.

LIQUIDITY AND CAPITAL RESOURCES

Enerplus' long-term debt increased to $443.8 million on March 31, 2002 compared to $412.6 million at December 31, 2001. The majority of this increase can be attributed to the acquisition and development of oil and gas properties.

Continuity of Long-Term Debt ($millions)	2002
Beginning balance January 1,	$ 412.6
Items that affect bank debt as per Statement of Cash Flows	
Capital spending	31.0
Acquisitions of properties, net of dispositions	21.0
Change in capital expenditure accrual	0.8
Proceeds from issue of Trust Units (including DRIP)	(3.1)
Cash distributions paid to Unitholders during the calendar year	52.2
Funds flow from operating activities (on an accrued basis)	(56.2)
Decrease in non-cash operating working capital	(15.1)
Other	0.6
Ending Bank Debt March 31,	$ 443.8

Financial Leverage and Coverage	First Quarter* 2002	Year ended 2001
Bank debt to funds flow from operations	1.4 x	1.2 x
Funds flow from operations to interest expense	18.3 x	19.3 x
Bank debt to bank debt plus equity	25%	23%

*Funds flow from operations and interest expense is based on the first quarter of 2002 plus the last three quarters of 2001.

TRUST UNIT INFORMATION

Enerplus had 69,667,000 Trust Units and no warrants outstanding at March 31, 2002 compared to 42,477,000 Trust Units and 3,375,000 warrants at March 31, 2001. The weighted number of Trust Units during the first quarter of 2002 was 69,593,000 (2001- 42,169,000). Enerplus issued 20,863,000 Trust Units pursuant to the Merger agreement on June 21, 2001.

TAXABILITY OF DISTRIBUTIONS

In the current commodity price environment, Enerplus expects that approximately 65% of the distributions paid to Unitholders in 2002 will be taxable and the remaining 35% will be treated as a tax deferred return of capital.

ENERPLUS RESOURCES FUND

CONSOLIDATED BALANCE SHEET

($thousands), (Unaudited)	March 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,519	$ 979
Accounts receivable	65,579	100,089
Other	8,620	4,869
	75,718	105,937
Property, plant and equipment	2,719,469	2,667,504
Accumulated depletion and depreciation	(542,080)	(489,188)
	2,177,389	2,178,316
	$ 2,253,107	$ 2,284,253
LIABILITIES		
Current liabilities		
Accounts payable	$ 62,494	$ 72,341
Distributions payable to Unitholders	13,934	20,860
Payable to related company (Note 3)	1,343	7,915
	77,771	101,116
Bank debt	443,798	412,589
Future income taxes	327,032	333,560
Accumulated site restoration	56,415	55,403
Deferred credits	6,010	6,591
Note payable to related company (Note 3)	1,781	1,909
	835,036	810,052
EQUITY		
Unitholders' capital (Note 2)	1,829,608	1,826,507
Accumulated income	333,937	324,570
Accumulated cash distributions	(823,245)	(777,992)
	1,340,300	1,373,085
	$ 2,253,107	$ 2,284,253
Number of Trust Units outstanding (thousands)	69,667	69,532

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF INCOME

Three months ended March 31, ($thousands except per Unit amounts), (Unaudited)	2002	2001
REVENUES		
Oil and gas sales	$ 123,504	$ 184,131
Crown royalties	(20,117)	(37,853)
Freehold and other royalties	(6,357)	(9,627)
	97,030	136,651
Interest and other income	99	114
	97,129	136,765
EXPENSES		
Operating	30,312	22,241
General and administrative	3,365	2,125
Management fees (Note 3)	1,696	2,517
Interest	3,295	4,339
Depletion, depreciation and amortization	54,444	40,100
	93,112	71,322
Income before taxes	4,017	65,443
Capital taxes	1,178	1,202
Future income tax provision (recovery)	(6,528)	4,510
NET INCOME	$ 9,367	$ 59,731
Net income per Trust Unit		
Basic	$ 0.13	$ 1.42
Diluted	$ 0.13	$ 1.41
Weighted average number of Trust Units outstanding (thousands)		
Basic	69,593	42,169
Diluted	69,642	42,331

CONSOLIDATED STATEMENT OF ACCUMULATED INCOME

Three months ended March 31, ($thousands), (Unaudited)	2002	2001
Accumulated income, beginning of period	$ 324,570	$ 144,301
Net income	9,367	59,731
Accumulated income, end of period	$ 333,937	$ 204,032

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended March 31, ($thousands), (Unaudited)	2002	2001
OPERATING ACTIVITIES		
Net income	$ 9,367	$ 59,731
Depletion, depreciation and amortization	54,444	40,100
Future income tax provision (recovery)	(6,528)	4,510
Site restoration and abandonment costs incurred	(1,121)	(298)
Funds flow from operations	56,162	104,043
Decrease (increase) in non-cash operating working capital	15,104	(10,838)
	71,266	93,205
FINANCING ACTIVITIES		
Issue of Trust Units, net of issue costs	3,101	6,415
Cash distributions to Unitholders	(52,179)	(72,774)
Bank debt (payments) proceeds	31,209	(14,557)
Payment of related party note (Note 3)	(128)	-
	(17,997)	(80,916)
INVESTING ACTIVITIES		
Property, plant and equipment	(52,947)	(23,839)
Proceeds on sale of property, plant and equipment	218	16,410
Corporate acquisitions	-	(5,113)
	(52,729)	(12,542)
Increase (decrease) in cash	540	(253)
Cash, beginning of period	979	846
Cash, end of period	$ 1,519	$ 593
Funds flow from operations per Unit	$ 0.79	$ 2.47
SUPPLEMENTARY CASH FLOW INFORMATION		
Cash income taxes paid	-	-
Cash interest paid	$ 3,783	$ 4,169

CONSOLIDATED STATEMENT OF ACCUMULATED CASH DISTRIBUTIONS

For the three months ended March 31 ($thousands), (Unaudited)	2002	2001
Accumulated cash distributions, beginning of period	$ 777,992	$ 447,158
Cash distributions	45,253	75,947
Accumulated cash distributions, end of period	$ 823,245	$ 523,105

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars and thousands of Units except per Unit amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund ("Enerplus" or the "Fund") have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001 except as stated below. The note disclosure requirements for annual statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund's financial statements for the year ended December 31, 2001. The disclosures provided below are incremental to those included in the 2001 annual consolidated financial statements.

a) The accounting of the merger of EnerMark Income Fund ("EnerMark") and Enerplus Resources Fund ("Enerplus") which occurred on June 21, 2001 ("the Merger"), applied the reverse takeover form of the purchase method of accounting for business combinations. Accordingly, these consolidated financial statements of the Fund include the accounts of the merged Fund for the three months ended March 31, 2002 but the comparative figures for the prior year are those of EnerMark only.

All numbers of Trust Units and Warrants up to the June 21, 2001 Merger date have been restated using the merger exchange ratio of 0.173 EnerMark Unit for each Enerplus Unit (the "Merger Exchange Ratio").

b) Effective for fiscal years beginning on or after January 1, 2002, the Fund adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Fund has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements. The exercise price of the rights granted under the Trust Unit Rights Incentive Plan ("Incentive Plan") may be reduced in future periods in accordance with the terms of the Incentive Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the Incentive Plan. The application of these recommendations to rights granted under the Incentive Plan since January 1, 2002 is not material to the financial statements.

2. FUND CAPITAL

(a) Unitholders' Capital

Authorized: Unlimited Number of Trust Units

Issued:	2002	
(thousands)	Units	Amount
Balance, beginning of period	69,532	$ 1,826,507
Issued for cash pursuant to Option Plans	17	327
Distribution Reinvestment Plan	118	2,775
Redeemed for cash	-	(1)
Balance, end of period	69,667	$ 1,829,608

(b) Trust Unit Option Plan

Pursuant to the Trust Unit Option Plan, as at March 31, 2002, options granted on 243,000 Trust Units were outstanding.

Activity for the options issued pursuant to the Option Plan is summarized as follows:

	March 31, 2002	
(thousands except per Unit amounts)	Number of Options	Weighted Average Exercise Price
Enerplus Unit Options outstanding at beginning of period	264	$20.93
Granted	-	-
Exercised	(17)	$ 19.13
Cancelled	(4)	$ 22.49
Outstanding at end of period	243	$ 21.10
Options exercisable at the end of the period	81	

(c) Trust Unit Rights Incentive Plan

Pursuant to the Trust Unit Rights Incentive Plan, at March 31, 2002, rights granted on 1,317,000 Trust Units were outstanding. Under the Incentive Plan, distributions per Trust Unit to Enerplus Unitholders in a calendar quarter which represent a return of more than 2.5% of the net property, plant and equipment of Enerplus at the end of such calendar quarter would result in a reduction in the exercise price of the Rights. No such reductions have occurred in the first quarter of 2002.

Activity for the rights issued pursuant to the Incentive Plan is as follows:

	March 31, 2002	
(thousands except per Unit amounts)	Number of Rights	Exercise Price
Incentive Plan Rights outstanding beginning of period	1,318	$ 24.50
Granted	24	$ 25.45
Cancelled	(25)	$ 24.50
Outstanding at end of period	1,317	$ 24.52
Balance of Trust Units reserved but not issued	1,423	
Total Trust Units reserved at the end of the period	2,740	
Exercisable at end of period	-	

3. RELATED PARTY TRANSACTIONS

Management, advisory and administration services are supplied to the Fund on a fee and cost reimbursement basis, pursuant to an agreement with Enerplus Global Energy Management Company ("EGEM"). As at March 31, 2002, $2,161,000 was payable to EGEM, pursuant to this agreement.

In addition, pursuant to a share purchase agreement related to the Merger of June 21, 2001, EnerMark Inc. acquired all outstanding shares of ERC held by EGEM resulting in ERC becoming a wholly-owned subsidiary of EnerMark Inc. Consideration for the shares was $2,545,000 and the note has quarterly payments of $128,000 until September 2006, through a reduction in management fees. At March 31, 2002 the note payable amounted to $2,290,000 of which $509,000 has been classified as a current liability and $1,781,000 has been classified as long-term note.

Base management fees were $1,696,000 for the three months ended March 31, 2002. No performance fees were accrued in the first quarter of 2002 as the performance of the Fund did not support a performance fee. The performance fee, which can range from 0% to 4% of the Fund's operating income, is measured on an annual basis with reference to the total return of the Fund and its relative performance compared to other senior oil and gas trusts during the year. Performance fees may be accrued throughout the remainder of the year if the fee is supported by the Fund's total return and relative performance.

In addition to the transactions described above, Enerplus has entered into a financial instrument contract with an indirect subsidiary of El Paso Corporation, the ultimate parent of EGEM, as described in Note 4.

4. FINANCIAL INSTRUMENTS

The Fund uses various types of financial instruments to manage the risk related to fluctuating commodity prices. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle these instruments as at March 31, 2002 with reference to forward prices provided by an independent source. The Fund may be exposed to losses in the event of default by the counterparties to these instruments. This credit risk is controlled by the Fund through the selection of financially sound counterparties.

Interest Rate Swap

The Fund entered into an interest rate swap that fixed the rate on a notional $25 million in debt for a three year term from January 18, 2002 to January 18, 2005 at a rate of 3.89% per annum (before banking fees that are expected to range between 0.85% and 1.05%). The fair value of the interest rate swap as at March 31, 2002 reflect an unrealized gain of $561,000.

Crude Oil

Enerplus has entered into the following financial option transactions that are designed to reduce a downward impact of crude oil prices on 6,675 bbls/day of crude oil production for the remainder of 2002, and another 1,500 bbls/day protected from July 1 to December 31, 2002. The Fund also has contract positions of 4,500 bbls/day of crude oil for 2003. The remaining costs to be amortized associated with these transactions was approximately CDN$0.01 per Trust Unit or CDN$645,000. The fair market value of the financial crude oil hedges as at March 31, 2002 reflect an unrealized loss of $5,698,000.

	Volume	WTI Crude Oil Price US$		
TERM	bbls/day	Sold Call	Purchased Put	Sold Put
Jan. 1 - Dec. 31 2002				
3-way	1,500	US$27.00	US$19.50	US$16.00
3-way [1]	1,500	US$25.00	US$19.50	US$17.00
3-way	675	US$27.00	US$19.50	US$17.00
Apr. 1 - Dec. 31 2002				
3-way	1,500	US$27.00	US$19.50	US$17.00
3-way	1,500	US$28.00	US$20.10	US$17.00
Jul. 1 - Dec. 31 2002				
3-way	1,500	US$31.00	US$22.00	US$19.50
Jan. 1 - Dec. 31 2003				
3-way	1,500	US$27.00	US$19.50	US$17.00
3-way	1,500	US$28.00	US$20.15	US$17.00
3-way	1,500	US$28.51	US$22.00	US$19.50

[1] The counterparty to one of the 3-way crude oil options above, is a subsidiary of El Paso Corporation which is the ultimate parent of EGEM (refer to Note 3). *The remaining option premiums for these instruments are $207,000 and are being amortized over their remaining terms.*

Natural Gas

In addition to the crude oil price protection initiatives described above, Enerplus also has physical and financial contracts in place on approximately 77 MMcf/day of natural gas until October 31, 2002. The Fund also has varying contract and term positions with respect to 32.3 MMcf/day of natural gas for 2003. The remaining costs to be amortized associated with these transactions are CDN$0.02 per Trust Unit or CDN$1,524,000 in 2002 and CDN$0.02 per Trust Unit or CDN$1,696,000 in 2003. The fair value of the financial natural gas hedges as at March 31, 2002 reflects an unrealized loss of $14,308,000.

	MMcf/day	AECO $/Mcf CDN$				
	Daily volumes	Sold Call	Purchased Put	Sold Put	Fixed Price	Escalated Price
Jan. 1 - Oct. 31, 2002						
Physical	3.8	-	-	-	$2.63	-
Collar [1]	9.5	$5.27	$3.69	-	-	-
Put [1]	9.5	-	$3.69	-	-	-
Jan. 1 - Dec. 31, 2002						
Physical	2.8	-	-	-	$2.64	-
Physical	2.0	-	-	-	-	$2.01
Swap	3.8	-	$2.90	-	-	-
Collar	7.6	$4.22	$3.43	-	-	-
Collar	5.7	$4.81	$3.43	-	-	-
Collar	14.2	$4.22	$3.32	-	-	-
Apr. 1 - Oct. 31 ,2002						
Physical	8.5	-	-	-	$3.97	-
3-way	9.5	$4.22	$3.29	$2.37	-	-
Nov. 1 - Dec. 31, 2002						
Collar [1]	7.1	$5.27	$3.69	-	-	-
Put [1]	7.1	-	$3.69	-	-	-
Call	9.5	$6.33	-	-	-	-
Jan. 1 - Mar. 31, 2003						
Call	9.5	$6.33	-	-	-	-
Jan.1-Oct.31, 2003						
Physical	2.8	-	-	-	$2.64	-
Collar [1]	7.1	$5.27	$3.69	-	-	-
Put [1]	7.1	-	$3.69	-	-	-
Jan. 1 - Dec. 31, 2003						
Physical	2.0	-	-	-	-	$2.23
Swap	3.8	-	$2.90	-	-	-
3-way	9.5	$7.91	$4.27	$3.17	-	-
Jan. 1 - Oct. 31, 2004						
Swap	3.8	-	$2.90	-	-	-
2004 - 2010						
Physical	2.0		-	-	-	$2.33

[1] The counterparty to these natural gas collars and puts, is a subsidiary of El Paso Corporation which is the ultimate parent of EGEM (refer to Note 3). The option premiums for these instruments are $3,220,000 and are being amortized over their remaining terms.

DIRECTORS

Douglas R. Martin (3) (4) (5) (8)
President,
Charles Avenue Capital Corp.
Calgary, Alberta

André Bineau (1)
Vice President, Association de bienfaisance et de retraite des policiers et policières de la Ville de Montréal
Montréal, Québec

Derek J.M. Fortune (3) (4) (9)
Secretary/Manager, Superannuation Fund,
City of Ottawa
Ottawa, Ontario

Gordon J. Kerr (4)
President & Chief Executive Officer,
Enerplus Global Energy Management Company
Calgary, Alberta

Arne R. Nielsen (2)
Chairman,
Shiningbank Energy Management Inc.
Calgary, Alberta

Robert L. Normand (1) (3) (6)
Corporate Director,
Montréal, Québec

Eric P. Tremblay (2)
Senior Vice President, Capital Markets,
Enerplus Global Energy Management Company
Calgary, Alberta

Harry B. Wheeler (1) (2) (7)
President,
Colchester Investments Ltd.
Calgary, Alberta

Robert L. Zorich
Managing Director,
EnCap Investments L.C.
Houston, Texas

(1) Audit & Risk Management Committee
(2) Environment, Safety & Reserves Committee
(3) Corporate Governance Committee
(4) Compensation & Human Resources Committee
(5) Chairman of the Board
(6) Chairman of the Audit & Risk Management Committee
(7) Chairman of the Environment, Safety & Reserves Committee
(8) Chairman of the Corporate Governance Committee
(9) Chairman of the Compensation & Human Resources Committee

SENIOR OFFICERS

Gordon J. Kerr
President & Chief Executive Officer

Heather J. Culbert
Senior Vice President, Corporate Services

Garry A. Tanner*
Senior Vice President, New Business Development

Eric P. Tremblay
Senior Vice President, Capital Markets

Robert J. Waters
Senior Vice President & Chief Financial Officer

*Officer of Enerplus Global Energy Management Company only

CORPORATE INFORMATION

OPERATING COMPANIES OWNED BY ENERPLUS RESOURCES FUND

EnerMark Inc.
Enerplus Resources Corporation

LEGAL COUNSEL

Blake, Cassels & Graydon LLP
Calgary, Alberta and Toronto, Ontario

AUDITORS

Arthur Andersen LLP
Calgary, Alberta

TRANSFER AGENT

The CIBC Mellon Trust Company
Calgary, Alberta
Toll free: 1-800-387-0825
Email: inquiries@cibcmellon.com

CO-TRANSFER AGENT

Mellon Investor Services L.L.C.
Ridgefield, New Jersey

INDEPENDENT RESERVE ENGINEERS

Sproule Associates Limited
Calgary, Alberta

STOCK EXCHANGE LISTINGS AND TRADING SYMBOLS

New York Stock Exchange: ERF
Toronto Stock Exchange: ERF.un

HEAD OFFICE

Western Canadian Place
1900, 700 - 9th Avenue S.W.
Calgary, Alberta T2P 3V4

Telephone: (403) 298-2200
Toll free: 1-800-319-6462
Fax: (403) 298-2211
Email: investorrelations@enerplus.com

Change of address effective June 21, 2002
The Dome Tower
3000, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

For more information visit our web site: **www.enerplus.com**

ABBREVIATIONS

AECO	Alberta Energy Company interconnect with the Nova Gas System
ARTC	Alberta Royalty Tax Credit
bbl/day	barrel(s) per day
BOE(s)/day	barrel of oil equivalent per day (6 Mcf gas = 1 bbl crude oil)
Mbbls	thousand barrels
MBOE	thousand barrels of oil equivalent
Mcf/day	thousand cubic feet per day
MMbbl(s)	million barrels
MMBOE	million barrels of oil equivalent
MMcf/day	million cubic feet per day
NYSE	New York Stock Exchange
TSX	Toronto Stock Exchange
WI	percentage working interest of ownership
WTI	West Texas Intermediate oil at Cushing, Oklahoma